EXHIBIT 12

ConAgra Foods, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

Thirteen weeks ended August 29, 2004

Earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting	$214.4
Equity method investment earnings	14.1
200.3
Add/(deduct):
Fixed charges	103.8
Distributed income of equity method investees	3.0
Capitalized interest	(2.2)
Earnings available for fixed charges (a)	$304.9

Fixed charges:
Interest expense	$86.2
Capitalized interest	2.2
Interest in cost of goods sold	3.3
One third of rental expense (1)	12.1
Total fixed charges (b)	$103.8

Ratio of earnings to fixed charges (a/b)	2.9

(1)  Considered to be representative of interest factor in rental expense.

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